Exhibit 99.2

Non-Binding Translation from the Hebrew

Exhibit A2

Companies Ordinance
Memorandum of Association
of a
Company Limited by Shares

Compugen Ltd.
***************

1.	The name of the Company:	קומפיוג'ן בע"מ COMPUGEN LTD.

2.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999.

3.	Members Liability:
The liability of each of the members is limited.

4.	Authorized Share Capital:
The share capital of the Company is NIS 1,000,000 (One Million New Israeli Shekels) divided into 100,000,000 (One Hundred Million) Ordinary Shares NIS 0.01 nominal (par) value each.

The rights attached to each class of shares will be determined in the Company's Articles of Association.

5.	Changes to the Memorandum
The Company may, by a simple majority of the votes cast (abstentions being disregarded), in person, by proxy or by proxy card, or by such other majority as shall be set forth in its Articles of Association from time to time, change its name; change its purposes; increase its registered (authorized) share capital by creation of new shares in such amount and of such nominal (par) values and with such rights, preferences and restrictions as the resolution approving the creation of such shares shall provide; consolidate its share capital (issued or unissued) or any portion thereof and divide it into shares of larger nominal value than the nominal value of its existing shares; subdivide its shares (issued or unissued) or any of them into shares of smaller nominal value; cancel any unissued shares, provided there is no obligation of the Company, including a contingent obligation, to issue them, and reduce in such manner its share capital by the amount of the shares so cancelled; and/or reduce its share capital in any manner subject to any authorization or consent required by law.

6.
We the undersigned are desirous of being formed into a Company in pursuant to this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.